UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number: 0-16265.

                             EZ Communications, Inc.
             (Exact name of registrant as specified in its charter)

                                 10800 Main St.
                             Fairfax, Virginia 22030
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 Class A Common Stock, $.01 par value per share


                                      None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)        [x]        Rule 12h-3(b)(1)(i)       [x]
      Rule 12g-4(a)(1)(ii)       [ ]        Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(2)(i)        [ ]        Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(ii)       [ ]        Rule 12h-3(b)(2)(ii)      [ ]
                                            Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date: 0

         Pursuant to the requirements of the Securities Exchange Act of 1934, EZ Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: April 4, 1997                By: /s/ Ronald H. Peele, Jr.
                                       Ronald H. Peele, Jr.
                                       Vice President, Secretary and Treasurer